AMENDMENT DATED AUGUST 31, 2010
TO THE
BY-LAWS OF
JOHN HANCOCK TAX-ADVANTAGED GLOBAL SHAREHOLDER YIELD FUND
DATED APRIL 23, 2007 AS AMENDED
SECTION 2 of ARTICLE I is hereby amended to read as follows in its entirety:
SECTION 2. Retirement Age. The retirement age for Trustees shall be seventy three and therefore each Trustee shall retire from service on December 31 of the year in which he or she reaches his or her seventy-third birthday.